EX-99.B-77Q1

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated April 1, 2010 to the
Ivy Funds Variable Insurance Portfolios Prospectus dated April 30, 2009 and as supplemented May 26, 2009, November 30, 2009, December 18, 2009,
February 16, 2010 and March 3, 2010

The following replaces the corresponding information regarding the management of Ivy Funds VIP Small Cap Value in the Section entitled "Portfolio Management":

Ivy Funds VIP Small Cap Value: Effective April 1, 2010, Matthew T. Norris is primarily responsible for the day-to-day management of Ivy Funds VIP Small Cap Value. Mr. Norris joined Waddell & Reed Investment Management Company (WRIMCO) and Ivy Investment Management Company (IICO) in July 2003. He is Senior Vice President of WRIMCO and IICO, Vice President of the Trust and Vice President of other investment companies for which WRIMCO and IICO serve as investment manager. In June 2005 he was named Director of Equity Research for WRIMCO and IICO. From January 2000 to June 2003, Mr. Norris was a Portfolio Manager for Advantus Capital Management, Inc. He joined Advantus Capital in December 1997, first serving as an Analyst and later as a Senior Analyst. He earned a BS degree from the University of Kansas, and an MBA from the University of Nebraska-Omaha. Mr. Norris is a Chartered Financial Analyst.